UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-52490

FORCE FUELS, INC.

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(Exact name of registrant as specified in its charter)

NEVADA	000-49993	56-2284320
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

10120 South Eastern Ave, Suite 200,

Henderson, Nevada 89052

(702) 492-1236

(Current Address of Principal Executive Offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)

          ⌧

Rule 12g-4(a)(2)

-

Rule 12h-3(b)(1)(i)

-

Rule 12h-3(b)(1)(ii)

-

Rule 15d-6

-

Approximate number of holders of record as of the certification or notice date:

Common Stock: Two Hundred Forty-Five (245)

Pursuant to the requirements of the Securities Exchange Act of 1934, Force Fuels, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 23, 2014

 Force Fuels, Inc.

                                                                               By: /s/ Mark V. Noffke

Name: Mark V. Noffke

Title: Chief Executive Officer

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